UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXHIBIT LIST

Exhibit No.	Description
99.1	Press release of Moolec Science SA dated June 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: June 17, 2025	By:	/s/ José López Lecube
	Name:	José López Lecube
	Title:	Chief Financial Officer

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